IN SEASON FOOD SHOP

FORM C/A
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Alimentary, LLC
State of Organization	Massachusetts
Date Company Was Formed	March 26th, 2018
Kind of Entity	Limited Liability Company
Street Address	1 Bow Market Way Unit 3, Somerville MA 02143
Website Address	https://www.shopinseason.com/

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Person #1

Name	Shane Clyburn	
All positions with the Company and How Long for Each Position	Position Owner/Co-Founder	How Long March 26th, 2018
Business Experience During Last Three Years	Market Manager at Copley Square Farmers Market	
Principal Occupation During Last Three Years	Market Manager	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Copley Square Farmers Market	Business Farmers Market

Person #2

Name	Robert MacLean	
All positions with the Company and How Long for Each Position	Position Owner/Co-Founder	How Long March 26th, 2018
Business Experience During Last Three Years	Scheduling, Event Booking, Recipe Development, Inventory, Ordering	
Principal Occupation During Last Three Years	Co-Owner of Compliments Food Company	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Compliments Food Company	Business Food Truck & Catering

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	Shane Clyburn
Name	Robert MacLean

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

Pitch

In Season Food Shop is seeking investment to improve their Bow Market location and make it simple, fun, and affordable for folks in the Somerville area to access the wealth of food being made in New England.

The Problem

Demand for local food has never been higher, but it can still be difficult for consumers to find it where they live. People are waking up to the fact that industrial agriculture and meat production cannot be trusted. With foodborne illness outbreaks on the news seemingly every night, Americans are looking to buy their food from safer and more sustainable sources.

Farmers Markets provide a vibrant and attractive way to buy food directly from local farms and small producers, but they are only open on limited days with short hours. Not everyone has the free time to visit the farmers market at the specific times they're open. Even those who understand the importance of supporting local agriculture are often forced to buy many of their groceries from large chain stores. Residents of Somerville, Cambridge, and the surrounding region want to buy their food from someone they can believe in and trust, but they often don't have much of a choice.

The Solution

In Season Food Shop makes access to local food convenient. Our shelves are stocked with a curated selection of locally-sourced grocery essentials and seasonal produce, and our simple menu of prepared foods has been designed to highlight these local ingredients. At its most basic, the food shop is a small grocery store and deli, but we are so much more than that. We are based in Union Square, but we're building community throughout the New England food system.

New England is one of the most distinct cultural regions in the United States. We believe that the culinary heritage surrounding Boston is just as important as its role in our nation's history. In fact, the two are so intertwined it can be hard to tell the difference. Some New England farms have existed since before the American Revolution, but rising land prices and urban sprawl continue to threaten the region's ability to feed itself. Despite a $7 billion increase in local food sales nationwide between 2008 and 2012, total farmland in New England has declined over 11% during the same period.

In Season Food Shop is positioned to be a leader in the movement to support local agriculture and regional food production. By making it simple for our customers to purchase food from local farms and small businesses, we allow them to support a robust regional food system while still living their busy lives.

Why In Season Food Shop?
Everything you eat has a story to tell. Unfortunately, the shelves of American grocers often tell a boring, sad tale of industrial food production, with its inhumane and unsustainable practices and faceless corporate ownership. But with In Season food shop, it doesn't have to. Instead, your food can be rich with stories of the families who made it, of land cultivated for generations, of hands calloused by patiently following time-honored recipes. In Season wants to share these stories with you. We provide shelf space for these fascinating people, and make it simple for folks in our community to access the wealth of New England food.

Co-Founders Bobby and Shane have met many people making amazing food in this region, and we're just getting started. Our dream for In Season Food Shop is to grow it into a place where locals gather not just to purchase healthy food for their families, but to learn about the real people involved in making that food.

Stepping through our doors is like visiting a country farmstand, neighborhood deli, and corner bodega all rolled into one. The Food Shop will be stocked with products made by real people using real ingredients. We take great efforts to ensure that anything not grown in New England comes from ethical, fair trade, and organic suppliers.

Business Model
We built this business from little more than an idea and an empty room. Beginning with a small family loan and some generous support from our family and friends, we have created a business that resonates with the Union Square community. For the first six months, we've sold our meal bowls at farmers markets, festivals, and pop-ups to improve our recipes and promote the In Season brand. Many of our ingredients were sourced from local farms we met at the farmers market, and we have always encouraged our customers to pick up ingredients they like from those farms.

Thanks to the patient help and guidance of Bobby's father, an experienced general contractor, we were able to do most of the construction work ourselves. This not only saved money and kept the project under budget, it ensured we were intimately involved in the entire process. Our design ideas have evolved over the course of this project, and we feel justifiably proud of the results.

This frugal attitude continues now that we have opened our doors (at last!). Part of our dedication to supporting local food production is developing systems that allow us to reduce food waste as much as possible. Buying from small, family-owned farms and food businesses is often expensive, so we are working hard to create systems of efficiency and waste reduction in order to keep prices competitive.

In Season's primary revenue streams are food retail & grocery sales, prepared meals to order, and on-site catering. Each of these three income sources reflects our commitment to community sourcing, and this part of our business model will never change. Future revenue growth will come from wholesale production and online ordering, as well as by expanding our catering operations to include office drop-offs and full-service options.

Expansion goals for In Season are to open 3-4 food shops in the greater Boston area, based around a central production kitchen. Ideally, this production facility will share space with one of the food shops. This central location will house the production of In Season brand wholesale products, centralized catering operations, and the company's offices. We hope to begin preparation to expand the business within our first year of operation at the Bow Market location.

Market Analysis

Union Square is a growing neighborhood within one of the most densely populated cities in the country. Incomes are rising throughout the area, while Union Square itself has become a destination spot for residents of nearby communities in Cambridge and Boston. The square is home to several high-end restaurants, cafes, and specialty food stores, as well as a growing number of professional workers looking for their new favorite lunch destination.

Bow Market is home to more than 30 independent food, art, and retail shops surrounding a public courtyard in the heart of Union Square. As one of the ground-floor tenants, the In Season Food Shop is positioned to become a major source of foot traffic to the market. Many of our neighboring businesses, as well as the market itself, have received a lot of positive press. The space is still hitting its stride, but has already become a hot spot for foodies, shoppers, and craft beer fans.

Union Square is already a place people visit when looking for something to eat, but the influx of people will increase dramatically once the Green Line extension is completed in 2021. At present, the neighborhood is easily accessible by bike and transit, and it's a quick drive from downtown Boston. Ongoing renovations to coincide with the T station promise more parking and other amenities to ensure people from throughout the area can visit the square with ease.

Competitor Analysis

Local competitors for In Season Food Shop include Formaggio and Cambridge Naturals, as well as larger grocery chains like Trader Joe's and Whole Foods. What makes In Season stand out is its mission-driven model. Unlike Formaggio and Cambridge Naturals–both businesses we admire–In Season provides exclusive shelf space for local brands and farm-sourced produce. Whole Foods and Trader Joe's are decent sources for natural and organic food, but lack any emphasis on supporting a robust local food economy. The only business similar to In Season within reasonable walking distance of Union Square is Neighborhood Produce. Though they are another small shop focused on providing fresh produce, Neighborhood Produce does not include a kitchen to prepare food to order, nor can they boast the same selection of local specialty foods that can be found at In Season Food Shop.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 2 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment.

Risks in Educational Materials

Our Educational Materials list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$35,000
Offering Deadline	March 1, 2019

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$50,000
If Yes, how will the company deal with the oversubscriptions?	In Season Food Shop will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$2,100	$3,000
Salaries	$4,000	$9,000
Inventory	$4,000	$4,000
Working Capital	$15,000	$15,000
Brand Development & Marketing	$2,800	$2,800
Website Design	$2,500	$2,500
Equipment & Improvements	$4,600	$4,600
Debt Consolidation	$0	$7,000
Expansion	$0	$2,100
TOTAL	$35,000	$50,000

§227.201(J) – THE INVESTMENT PROCESS

MAINVEST

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the ***Invest*** button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see these Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of Revenue Sharing Notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of Revenue Sharing Notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP
1.45×

PERCENTAGE OF REVENUE*
1.25%

SENIORITY
Subordinated

MATURITY DATE
Dec. 31, 2023

SECURITIZATION
Unsecured

*as further defined in the note agreement

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	n/a

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Shane Clyburn	50%
Robert MacLean	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. SEC File number is 007-00162, and Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms
East Cambridge Savings Bank	$ 63,889	5.5%	February 2nd, 2024	Borrower shall make monthly payments of interest only for the first six months. Starting with the seventh month, borrower shall make monthly payments of principal and interest, in arrears, based on a 60-month amortization schedule. The entire unpaid principal balance, with interest then, accrued, shall be due and payable at the end of the Term. Interest shall be calculated and paid on the basis of a 360-day year and the actual number of days elapsed.
East Cambridge Savings Bank	$8,236	7.75%	August 2nd, 2021	Borrower shall make monthly payments of interest only for the first six months. Starting with the seventh month, borrower shall make monthly payments of principal and interest, in arrears, based on a 60-month amortization schedule. The entire unpaid principal balance, with interest then, accrued, shall be due and payable at the end of the Term. Interest shall be calculated and paid on the basis of a 360-day year and the actual number of days elapsed.
Webstaurant Financing	$13,040	0%	October 1st, 2021	

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

Company Condition

The Company has not made any offerings with other third party regulation crowdfunding companies in the past three years

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

Company Condition

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was established in March 2018. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and ultimately to launch the Company. At this time, the Company may need to secure another form of capital (e.g. bank loan or equity investment) in order to launch the Company. At the time of this offering, the Company has three outstanding debt instruments (other than the funds being planned to raise on MainVest) for a total principal of $85,165.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements

Please see Appendix B for historical financial statements

Pro Forma Income Statement

In order to illustrate the future earning potential of the Company, the Company provided a summary of its 8-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8
SALES	$ 1,206,336	$ 1,809,821	$ 2,652,331	$ 3,537,842	$ 4,389,902	$ 5,305,923	$ 6,214,625	$ 6,902,995
Retail	$ 560,736	$ 869,141	$ 1,303,711	$ 1,825,196	$ 2,281,495	$ 2,737,794	$ 3,148,463	$ 3,463,309
Prepared Food	$ 405,600	$ 628,680	$ 943,020	$ 1,225,926	$ 1,532,408	$ 1,992,130	$ 2,490,162	$ 2,863,687
Catering	$ 240,000	$ 312,000	$ 405,600	$ 486,720	$ 576,000	$ 576,000	$ 576,000	$ 576,000
COGS	$ 618,998	$ 924,001	$ 1,331,856	$ 1,748,872	$ 2,118,181	$ 2,490,895	$ 2,827,361	$ 3,064,588
Retail	$ 364,478	$ 553,979	$ 808,339	$ 1,094,793	$ 1,329,386	$ 1,549,678	$ 1,736,230	$ 1,872,028
Prepared Food	$ 182,520	$ 277,416	$ 404,792	$ 513,314	$ 624,600	$ 779,844	$ 933,080	$ 1,038,407
Catering	$ 72,000	$ 92,605	$ 118,725	$ 140,765	$ 164,196	$ 161,373	$ 158,050	$ 154,152
Gross Margin	$ 587,338	$ 885,820	$ 1,320,475	$ 1,788,970	$ 2,271,721	$ 2,815,029	$ 3,387,264	$ 3,838,408
% of sales	*49%*	*49%*	*50%*	*51%*	*52%*	*53%*	*55%*	*56%*
OPEX								
Labor	$ 127,776	$ 126,048	$ 126,048	$ 123,168	$ 123,168	$ 123,168	$ 123,168	$ 123,168
Cost of Unsold Goods	$ 93,086	$ 116,871	$ 141,749	$ 166,860	$ 177,937	$ 182,543	$ 188,785	$ 186,385
Processing Fees	$ 21,563	$ 32,351	$ 47,410	$ 63,239	$ 78,470	$ 94,843	$ 111,086	$ 123,391
Commissary Kitchen	$ 14,040	$ 11,400	$ 11,652	$ 6,360	$ 6,360	$ 6,360	$ 6,360	$ 6,360
Storefront Rent	$ 25,416	$ 26,475	$ 27,799	$ 29,189	$ 30,648	$ 32,181	$ 33,790	$ 36,898
Utilities	$ 10,400	$ 10,400	$ 10,400	$ 10,400	$ 10,400	$ 10,400	$ 10,400	$ 10,400
Transportation	$ 6,240	$ 6,240	$ 6,240	$ 6,240	$ 6,240	$ 6,240	$ 6,240	$ 6,240
Maintenance	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400	$ 2,400
SG&A	$ 13,812	$ 13,812	$ 13,812	$ 13,812	$ 13,812	$ 13,812	$ 13,812	$ 13,812
Marketing	$ 4,460	$ 4,460	$ 4,460	$ 4,460	$ 4,460	$ 4,460	$ 4,460	$ 4,460
Permitting	$ 4,070	$ 4,070	$ 4,070	$ 4,070	$ 4,070	$ 4,070	$ 4,070	$ 4,070
Insurance	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000	$ 3,000
Total OPEX	$ 326,263	$ 357,526	$ 399,040	$ 433,198	$ 460,965	$ 483,477	$ 507,571	$ 520,585
EBITDA	$ 261,075	$ 528,294	$ 921,435	$ 1,355,772	$ 1,810,756	$ 2,331,551	$ 2,879,693	$ 3,317,823
% of sales	*22%*	*29%*	*35%*	*38%*	*41%*	*44%*	*46%*	*48%*
Depreciation	$ 6,848	$ 6,848	$ 6,848	$ 6,848	$ 6,848	$ -	$ -	$ -
Amortization	$ 5,594	$ 5,594	$ 5,594	$ 5,594	$ 5,594	$ -	$ -	$ -
EBIT	$ 248,632	$ 515,852	$ 908,993	$ 1,343,330	$ 1,798,314	$ 2,331,551	$ 2,879,693	$ 3,317,823
% of sales	*21%*	*29%*	*34%*	*38%*	*41%*	*44%*	*46%*	*48%*
Interest	$ 10,063	$ 7,847	$ 5,631	$ 3,416	$ 1,200	$ -	$ -	$ -
MainVest Rev Note (1)	$ 15,079	$ 22,623	$ 33,154	$ 1,644	$ -	$ -	$ -	
Post-Debt Cash Flow before tax	$ 223,491	$ 485,382	$ 870,207	$ 1,338,270	$ 1,797,114	$ 2,331,551	$ 2,879,693	$ 3,317,823

(1) Assumes a MainVest final offering of $50,000. If the final offering amount is lower than $50,000, the total debt payments are expected to be lower.

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://www.shopinseason.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

The Company operates with a very limited scope, offering only food service, grocery, and catering services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

The Company is a newly established entity and has almost no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in the Company's management or vote on and/or influence any managerial decisions regarding the Company. Furthermore, if the founders or other key personnel of the Company were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.

Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

The Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT THE COMPANY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the food and beverage industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of the Company's management will coincide: you both want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want the company to act conservative to make sure they are best equipped to repay the Note obligations, while the company might prefer to spend aggressively to invest in the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Balance Sheet

In Season Food Shop
Balance Sheet
9/30/2018

		Current Period **3/26/2018 to 9/30/2018**
ASSETS		
Current Assets:		
Cash	$	3,735.00
Petty Cash		200.00
Inventory		500.00
Total Current Assets		4,435.00
Fixed Assets:		
Furniture and Equipment		22,000.00
Leasehold Improvements		30,000.00
Vehicles		10,000.00
Less: Accumulated Depreciation		-
Total Fixed Assets		62,000.00
Other Assets:		
Security Deposits		500.00
Other Assets		-
Total Other Assets		500.00
TOTAL ASSETS	$	66,935.00
LIABILITIES		
Current Liabilities:		

Accounts Payable	$	900.00
Sales Tax Payable		1,089.00
Rent Payable		2,118.00
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		4,107.00
Long-Term Liabilities:		
Notes Payable		80,000.00
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		80,000.00
EQUITY		
Owner's Investment		2,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		(19,172.00)
Total Equity		(17,172.00)
TOTAL LIABILITIES & EQUITY	**$**	**66,935.00**
Balance Sheet Check		-

Income Statement

In Season Food Shop
Income Statement
9/30/2018

	Current Period
	3/26/2018 to 9/30/2018
REVENUES	
Pop-Up Sales	$ 23,780.00
Private Event Catering	500.00
Other Revenue	-
TOTAL REVENUES	**24,280.00**
COST OF GOODS SOLD	
Raw Ingredients	11,400.00
Salaries-Direct	1,019.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	12,419.00
GROSS PROFIT (LOSS)	11,861.00
OPERATING EXPENSES	
Advertising and Promotion	87.00
Automobile/Transportation	500.00
Bank Service Charges	204.00
Business Licenses and Permits	1,150.00
Dues and Subscriptions	30.00
Insurance	4,950.00
Meals and Entertainment	20.00

Merchant Account Fees	485.00
Office Supplies	118.00
Professional Services - Legal, Accounting	-
Occupancy	11,362.00
Rental Payments	727.00
Equipment	10,600.00
TOTAL OPERATING EXPENSES	30,233.00
OPERATING PROFIT (LOSS)	(18,372.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	800.00
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	800.00
NET INCOME (LOSS)	$ (19,172.00)

I, Shane Clyburn, certify that:

(1) The financial statements of ALIMENTARY, INC included in this Form are true and complete in all material respects; and

(2) The tax return information of ALIMENTARY, INC have not been included in this Form as ALIMENTARY, INC has only been formed on 1/2/18 and has not filed a tax return to date.

DocuSigned by:

Signature: *Shane Clyburn*

6D11A6069EE541D...

Name: Shane Clyburn
Title: Owner, ALIMENTARY, INC